SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED SIXTY-ONE

ANNUAL MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio No. 800, Curitiba - PR. 2. DATE AND TIME: December 14, 2016 - 2 p.m. 3. PRESIDING BOARD: FERNANDO XAVIER FERREIRA - Chairman, LUIZ FERNANDO LEONE VIANNA - Executive Secretary. 4. MATTERS AND RESOLUTIONS:

       I.    The results of the process of annual assessment of the Board of Directors were presented;

      II.    The report of the Chief Executive Officer was presented;

    III.    The review of the Company's long-term strategy and business plan - 2017-2026, to be periodically reviewed in 2017, was unanimously approved;

    IV.    The budget proposal for 2017 was unanimously approved;

     V.    The report of the Audit Committee was presented to the Board of Directors;

    VI.    The information on the development of Policy for Transactions with Related Parties and Conflict of Interest was appraised; and

  VII.    The report of the working group of the Board of Directors on Governance and Sustainability was presented.

5. ATTENDANCE: FERNANDO XAVIER FERREIRA - Chairman; LUIZ FERNANDO LEONE VIANNA - Executive Secretary; CARLOS HOMERO GIACOMINI; HÉLIO MARQUES DA SILVA; MARLOS GAIO; MAURO RICARDO MACHADO COSTA; SANDRA MARIA GUERRA DE AZEVEDO; and SÉRGIO EDUARDO WEGUELIN VIEIRA.

The full text of the minutes of the 161th Annual Meeting of Copel's Board of Directors was drawn up in the Company’s proper book No. 08.

LUIZ FERNANDO LEONE VIANNA

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 15, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.